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COPA AIRLINES JOINS GLOBAL SKYTEAM ALLIANCE

As an Associate member of SkyTeam, Copa Airlines' passengers will have access to more than 790 destinations worldwide

PANAMA CITY, Sept. 4 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced its formal entry into the global SkyTeam Alliance as an Associate Member. SkyTeam operates more than 15,200 daily flights to more than 790 cities in 162 countries.

Copa Airlines' new SkyTeam partners are: Aeroflot, AeroMexico, Air France, KLM, Alitalia, Continental Airlines, CSA Czech, Delta Air Lines, Korean Air and Northwest.

As part of the global alliance, Copa Airlines passengers will earn valuable OnePass(R) miles on all flights operated by SkyTeam partners as well as be eligible to redeem their OnePass(R) miles for free reward tickets on any of SkyTeam's 790 global destinations. Applicable Copa passengers will also have access to over 400 Airport VIP lounges worldwide.

"Our entry into SkyTeam places Copa Airlines in direct partnership with a group of the world's leading airlines and effectively increases the reach of our network across the globe," said Pedro Heilbron, CEO of Copa Airlines. "Our passengers will connect seamlessly between Copa Airlines and our SkyTeam partners, using a single ticket, single check-in process, with all baggage checked through to their final destination, all while enjoying the comfort and perks that Copa Airlines and the SkyTeam partners jointly offer," added Mr. Heilbron.

With this alliance, Copa Airlines' "Hub of the Americas" in Panama City, Panama -- which now serves 40 destinations in 21 countries -- also positions itself as an increasingly important transit point for passengers traveling throughout the Americas.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers more than 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.
For more information, visit http://www.copaair.com.

About SkyTeam
SkyTeam is the global airline alliance partnering ten members, including Aeroflot, AeroMexico, Air France, Alitalia, Continental Airlines, CSA Czech, Delta Air Lines, KLM Royal Dutch Airlines, Korean Air and Northwest Airlines. Through one of the world's most extensive hub networks, SkyTeam offers its 364.4 million annual passengers a worldwide system of more than 15,200 daily flights covering 791 destinations in 162 countries. In 2006, readers of Global Traveler Magazine voted SkyTeam "Best Airline Alliance" for the second consecutive year.
Visit SkyTeam on the Web at http://www.skyteam.com.